AMENDED AND RESTATED

OPTION AGREEMENT

Made as of February 26, 2013

BETWEEN

GOLDEN PHOENIX MINERALS, INC.

AND

MHAKARI GOLD (NEVADA) INC.

<p style="text-align:center">**AMENDED AND RESTATED OPTION AGREEMENT**</p>

THIS AGREEMENT made as of the 26th day of February, 2013 ("Effective Date").

B E T W E E N :

GOLDEN PHOENIX MINERALS, INC.
a corporation existing under the laws of the State of Nevada

(hereinafter referred to as the "**Optionee**")

- and -

MHAKARI GOLD (NEVADA) INC.
a wholly-owned subsidiary of Mhakari Gold Corp. ("**Mhakari**"), a corporation existing under the laws of the Province of Ontario, a corporation existing under the laws of the State of Nevada

(hereinafter referred to as the "**Optionor**")

RECITALS:

WHEREAS, the Optionor and Optionee previously entered into that certain Option Agreement dated July 6, 2010 (the "**Coyote Agreement**") related to that certain mineral property interest referred to as the "Coyote Property" as more particularly described at **Exhibit A**, attached hereto and incorporated herein; and

WHEREAS, the Optionor and Optionee previously entered into that certain Asset Purchase Agreement dated July 6, 2010 (the "**Vanderbilt Agreement**") related to that certain mineral property interest referred to as the "Vanderbilt Property" as more particularly described at **Exhibit B**, attached hereto and incorporated herein; and

WHEREAS, the Optionor and Optionee previously entered into that certain Option Agreement dated July 25, 2011 (the "**Coyote Extension Agreement**") related to that certain mineral property interest referred to as the "Coyote Extension Property" as more particularly described at **Exhibit C**, attached hereto and incorporated herein; and

WHEREAS, certain option and purchase payments in cash, shares, warrants, work commitment and other consideration were made by Optionee to Optionor pursuant to each of the Coyote Agreement, Vanderbilt Agreement and Coyote Extension Agreement (collectively referred to as the "**Prior Agreements**"), and certain additional commitments of Optionee under the Prior Agreements were borne by Optionor; and

WHEREAS, the parties now wish to amend and restate the Prior Agreements in their entirety by terminating all rights and obligations under the Prior Agreements and restating the parties' agreement with respect to each of the properties that were the subject of the Prior Agreements (collectively, the Coyote Property, Vanderbilt Property and Coyote Extension Property are referred to herein as the "**Properties**"); and

WHEREAS the Optionor wishes to grant to the Optionee an option (the "**Option**") to acquire up to an undivided 80% interest in the Properties (the "**Optioned Assets**") upon the terms and subject to the conditions hereinafter contained; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration paid by each of the parties hereto to each of the other parties hereto (the receipt and sufficiency of which are hereby acknowledged), it is agreed among the parties hereto as follows:

ARTICLE 1
INTERPRETATION

1.1   Defined Terms

Except as defined elsewhere in this Agreement, the following terms and expressions will have the following meanings:

(a)   "**Business Day** means any day other than a day which is a Saturday, a Sunday or a statutory holiday in the state of Nevada.

(b)   "**Encumbrances**" means mortgages, charges, pledges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing.

(c)   "**Environmental Damage**" means any creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of the Properties.

(d)   "**Environmental Laws**" means applicable common law and any federal, state, municipal or local law, statute, by-law, ordinance, regulation, rule, order, decree, permit, agreement, judicial or administrative decision, injunction or legally binding requirement of any governmental entity which relates to or otherwise imposes liability or standards of conduct concerning discharges, spills, releases or threatened releases of noises, odours or any substances into, or the presence of noises, odours or any substances in, ambient air, ground or surface water or land, municipal or other works (including sewers and storm drains) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, discharge, release, disposal, clean up, transport or handling of substances, as in effect on the date hereof.

(e)   "**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

(f)   "**Material Adverse Effect**" means any change, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the value or condition of the Optioned Assets.

(g)   "**person**" means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and any other form of entity or organization.

(h)   "**Purchase Price**" means, collectively, the obligation of the Optionee to complete the cash payments, securities issuances and work expenditures identified in Section 2.2 below.

(i)   "**SEC**" means the United States Securities and Exchange Commission.

(j)   "**Securities Act**" means the United States Securities Act of 1933, as amended.

(k)   "**Third Party Liability**" shall have the meaning ascribed to such term in Section of this Agreement.

(l)   "**Transfer Documents**" means:

(i)   all conveyance documents required to transfer title to the Optioned Assets, duly executed by the Optionor;

(ii)   all documents necessary to discharge any Encumbrance registered against the Optioned Assets; and

| (iii) | all other documents required or contemplated to be delivered to the Optionee to transfer title to the Optioned Assets hereunder. |

(m)   **"Transfer Date"** means the date upon which an undivided 80% interest in the Optioned Assets is transferred to the Optionee.

1.2   Best of Knowledge

Any reference herein to "the best of the knowledge" of the Optionor or Optionee, as applicable, will mean the actual knowledge of the senior officers of the relevant party and the knowledge which they would have if they had conducted a reasonably diligent inquiry into the relevant subject matter.

1.3   Recitals, Exhibits and Schedules

The recitals to this Agreement as well as the exhibits and schedules which are attached hereto are incorporated into this Agreement by reference and are deemed to be part hereof.

1.4   Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of the United States of America.

1.5   Choice of Law and Attornment

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada and the federal laws of the United States applicable therein, and the parties hereby attorn to the non-exclusive jurisdiction of the courts of such state.

1.6   Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into articles, sections, paragraphs, subparagraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, section, paragraph, subparagraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Each party hereto acknowledges that it and its legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.7   Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)   words in the singular number include the plural and such words shall be construed as if the plural had been used;

(b)   words in the plural include the singular and such words shall be construed as if the singular had been used, and

(c)   words importing the use of any gender shall include all genders where the context or party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.

1.8   Time of Essence

Time shall be of the essence hereof.

ARTICLE 2
PURCHASE AND SALE

2.1 Optioned Assets

On the terms and subject to the fulfillment of the conditions hereof, the Optionor hereby grants to the Optionee the Option to acquire an undivided 80% interest in the Optioned Assets.

2.2 Purchase Price

The purchase price payable by the Optionee to the Optionor to exercise the Option will be as follows:

(a) Cash. The Optionee shall make certain cash payments to the Optionor, or any nominee that the Optionor may direct, as follows: (i) the sum of **Twenty-Five Thousand Five Hundred Dollars ($25,500)**, as reimbursement to Optionor for BLM maintenance fees related to the Properties, payable in two tranches, with $20,000 due immediately upon execution of this Agreement and the balance of $5,500 due within sixty (60) days thereafter; (ii) the sum of **Twenty Thousand Dollars ($20,000)** payable on the three (3) month anniversary of the Effective Date of this Agreement; (iii) the sum of **Fifteen Thousand Dollars ($15,000)** on the six (6) month anniversary of the Effective Date; (iv) the sum of **Fifteen Thousand Dollars ($15,000)** on the nine (9) month anniversary of the Effective Date; and (v) the sum of **Fifty Thousand Dollars ($50,000)** on the fifteen (15) month anniversary of the Effective Date (collectively, the cash payments in subsections (i) – (v) above referred to as the "**Cash Consideration**"). In the event any payments of Cash Consideration are more than one hundred twenty (120) days past due, Optionee shall pay a late payment penalty of ten percent (10%) of the amount then due for each month beyond the 120-day grace period, up to a maximum of four (4) months. Further, in the event Optionee raises funds in excess of One Hundred Fifty Thousand Dollars ($150,000), Optionee will immediately pay Optionor the balance due on any outstanding Cash Consideration payment(s).

(b) Equity. Further, the Optionee shall issue to the Optionor, or any nominee that the Optionor may direct: (i) **Eight Million (8,000,000) common shares** (the "**First Tranche Shares**") in the capital of the Optionee in the manner noted in Section 2.3 below, upon the Effective Date of this Agreement; (ii) an additional **Seven Million (7,000,000)** common shares in the capital of the Optionee (the "**Second Tranche Shares**") in the manner noted in Section 2.3 below, on the four (4) month anniversary of the Effective Date; and (iii) an additional **Five Million (5,000,000)** common shares in the capital of the Optionee (the "**Third Tranche Shares**") in the manner noted in Section 2.3 below, on the twelve (12) month anniversary of the Effective Date (collectively, the First Tranche Shares, Second Tranche Shares and Third Tranche Shares are referred to as the "**Equity Consideration**"). The parties agree that the shares issued as Equity Consideration shall be valued at a twenty percent (20%) discount to the trailing 90-day average closing price as quoted by the OTCBB (for such 90-day period prior to each issuance).

(c) Work Commitment. Optionee shall be required to expend certain sums in exploration and development expenditures ("**Expenditures**") on the Properties as follows: (i) within **eighteen (18) months** of the Effective Date, Optionee will expend a minimum of **Five Hundred Thousand Dollars ($500,000)** on Expenditures; (ii) **between eighteen (18) months and thirty (30) months** from the Effective Date, Optionee will expend an additional **Five Hundred Thousand Dollars ($500,000)** on Expenditures; and (iii) in the aggregate, within **forty-eight (48) months** of the Effective Date, the Optionee will have expended no less than **Two Million Dollars ($2,000,000)** in Expenditures on the Properties, which may be incurred at any time with no minimum obligation in any particular year of such 48 month term except as set forth in subsections (i) and (ii) of this Section 2.2(c) (collectively, (i) – (iii) referred to as the "**Work Commitment**"). Additionally, inclusive in the Work Commitment amounts set forth above, Optionee shall earmark no less than Ten Thousand Dollars ($10,000) per contract year for four (4) years to enhancing safety on the Properties, including, but not limited to, additional fencing and gates, as appropriate ("Safety Expenditures").

(collectively, (a) – (c) above referred to as the "**Purchase Price**").

For greater certainty, in the event that the Optionee fails to satisfy the Purchase Price by completing the foregoing Cash Consideration, Equity Consideration and Work Commitment within the above-noted time frames, except as contemplated pursuant to Section 2.5 below, this Agreement shall be deemed to have been terminated, all payments made to-date shall be forfeited to the Optionor, and no interest in the Optioned Assets shall be transferred to the Optionee.

The Optionee may accelerate any or all of such payments and any and all excess payments shall be carried forward and applied as a credit against payments that the Optionee is required to make in the succeeding period or periods.

2.3   Consideration Shares

The Equity Consideration issuable to the Optionor pursuant to Section 2.2(b), as well as the Additional Shares as may be issued pursuant to Section 5.2(a), shall be issued as fully paid and non-assessable. The Optionor acknowledges that the Equity Consideration may be subject to regulatory hold periods, in which case the share certificates representing the Equity Consideration shall bear the appropriate legends; provided that, so long as in compliance with applicable federal and state securities laws, the maximum hold period shall be no longer than six months from the issue date, pursuant to Rule 144 promulgated under the Securities Act, as in effect on the date hereof. The Optionee shall make all such filings and take all such further actions as may be necessary to ensure that the common stock of the Optionee shall remain validly designated for quotation on the OTC.BB. or another mutually agreed upon, recognized North American stock exchange or quotation system. The Equity Consideration shares shall be adjusted in the event of a consolidation, share split or other similar event or in the event that the Optionee is acquired pursuant to a takeover, amalgamation or other similar transaction.

2.4   Exercise of Option and Transfer of Ownership Interest

(a)   Upon the Effective Date, the Optionee shall be designated the operator of the Properties in order that it may complete the exploration and development work required under Section 2.2, but it shall not receive any ownership interest in the Optioned Assets until the full exercise of the Option and satisfaction of the Purchase Price.

Upon satisfying the Purchase Price described in Sections 2.2(a) through to 2.2(c) above:

(b)   the Optionee shall receive an eighty percent (80%) undivided interest in the Optioned Assets; and

(c)   the parties shall forthwith enter into a joint venture (the "**Joint Venture**") with respect to the Properties in accordance with the provisions of Section 2.5 below.

2.5   Joint Venture

(a)   Upon the Optionee attaining an 80% interest in the Optioned Assets in accordance with Section 2.2, the parties shall, acting reasonably and in good faith, enter into a definitive and binding joint venture agreement (the "**Joint Venture Agreement**") with respect to the Properties, which Joint Venture Agreement shall contain the customary terms, conditions, covenants, representations and warranties substantially reflecting the following terms:

(b)   The ownership structure of the Joint Venture shall be as follows:

(i)   Golden Phoenix Minerals, Inc. – 80%

(ii)   Mhakari Gold (Nevada) Inc. – 20%

(c)   Under the terms of the Joint Venture Agreement, the Optionee will continue or otherwise assume day-to-day operational control of the Properties. Questions relating to the structure, budget, funding and strategy of the Joint Venture and other considerations outside the ordinary course of business or day-to-day operation of the Joint Venture will be determined by a joint venture committee ("**JV Committee**") to be comprised of one representative of each of the Optionee and the Optionor. Every question to be determined by the JV Committee shall be decided by a majority of votes; a party owning greater than a 50% interest in the Joint Venture shall have the casting or tie-breaking vote in the event of an equality of votes on any question to be determined by the JV Committee. The Joint Venture Agreement will contain customary terms and conditions and will provide that, should either party not contribute its proportionate share of required capital relative to its ownership interest in the Optioned Assets, its ownership interest shall be reduced on the basis of 1% for every $200,000 which such party fails to contribute toward the expenses of the Joint Venture. Either party holding a minority interest in the Optioned Assets shall receive a "tag-along" right whereby the party holding such minority interest shall have the right to participate, on a *pro rata* basis, in a sale by the majority interest holder of all or any part of its interest in the Optioned Assets to a bona fide third party purchaser; provided that, upon either party being diluted to less than a 2% ownership interest in the Optioned Assets, such minority owner's interest shall be converted into a 2% net smelter return royalty (subject to an option in favor of the majority owner to acquire 1% of such 2% royalty for an aggregate purchase price of $1,500,000), such net smelter return royalty being subject to the terms and conditions outlined at **Exhibit D**. Such royalty shall be in addition to the 3.5% royalties previously granted on each of the Properties pursuant to the Coyote Agreement, Vanderbilt Agreement and Coyote Extension Agreement, respectively.

(d)   For any expenditures that the Optionor is required to contribute to the work program for the Joint Venture:

(i)   for any amount up to one hundred thousand dollars ($100,000), the Optionee shall provide the Optionor with sixty (60) days written notification;

(ii)   for any amount from one hundred thousand and one dollars ($100,001) to three hundred thousand dollars ($300,000), the Optionee shall provide the Optionor with one hundred and twenty (120) days written notification; and

(iii)   for any amount greater than five hundred thousand and one dollars ($500,001), the Optionee shall provide the Optionor with one hundred and twenty (120) days written notification and shall arrange financing if requested by the Optionor.

2.6   Exploration Work on the Properties; Information Related to the Properties; Working Committee and Corporate Development

(a)   Exploration Work on the Properties. In order to allow the Optionee to complete the exploration and development work required under Section 2.2, upon signing of this Agreement, the Optionee and its employees, agents or nominees shall be granted the right:

(i)   to enter upon the Properties;

(ii)   to have, along with Optionor, exclusive and quiet possession thereof;

(iii)   to explore, develop, diamond drill and do such other mining work thereon and thereunder as it thinks advisable;

(iv)   to remove from the Properties and dispose of reasonable quantities of ores, concentrates, minerals and metals for the purposes of making assays or tests thereof; and

(v)   to bring upon and/or erect in and upon the Properties such mining plant, buildings, machinery, tools, appliances and/or equipment as may be deemed appropriate.

(b)   Working Committee. From the Effective Date through the time that Optionee has completed the Purchase Price and the parties have formed the JV Committee as set forth in Section 2.5(c) above, the parties shall form a working committee (the "Working Committee") comprised of two members from Optionee and two members from Optionor. The initial Working Committee members shall be: (i) Don Gunn and Jeffrey Dahl from Optionee; and (ii) Sheldon Davis and Albert Green from Optionor. Either party may replace a designee on the Working Committee by providing the other party with reasonable notice of the substitution. The Working Committee shall create and have primary responsibility for implementing and overseeing all work plans and programs related to the Properties approved by Optionee's Board of Directors, and shall report to the Optionee's Board of Directors. In the event of any deadlock on decisions, Optionee shall have the tie breaking vote. The Working Committee shall maintain a separate bank account dedicated to work on the Properties, over which the Working Committee may authorize Expenditures, pursuant to a work plan approved by Optionee's Board of Directors, in amounts not to exceed Fifty Thousand Dollars ($50,000). Further, the Working Committee shall maintain current and accurate records related to the Properties and shall prepare reports of the status of the Properties and any ongoing work plans or programs, every two (2) months, or at such other intervals as mutually agreed. Further, Optionor shall reserve the right to obtain three (3) independent competitive quotes for such exploration and development work. In the event that Optionor exercises its option to obtain such independent quotes, the average dollar figure of the three (3) independent quotes shall be used on the exploration and development work program proposed by the Working Committee.

(c) <u>Information Related to the Properties</u>. Both parties shall have equal and real-time access to all exploration data from any and all exploration and development work. Optionee agrees to consult with Optionor on all exploration and development plans and operations and shall enter into one or more consulting arrangements as soon as reasonably practicable following execution of this Agreement, with those principals of Optionor who may provide the requisite expertise necessary to develop the Properties. Such consulting arrangements shall include input and consultation related to the corporate development of Optionee as well as the development of the Properties.

2.7   Payment of Taxes

The Optionee shall be liable for and shall pay all applicable federal and state land transfer taxes and all other taxes (other than income and capital gains taxes of the Optionor), properly payable upon and in connection with the conveyance and transfer of the Properties to the Optionee.


ARTICLE 3
<u>REPRESENTATIONS AND WARRANTIES</u>


3.1   Representations and Warranties by the Optionor

The Optionor hereby represents and warrants to the Optionee as follows, and confirms that the Optionee is relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Optioned Assets and the completion of the other transactions hereunder:

(a) <u>Corporate Authority and Binding Obligation</u>. The Optionor has good right, full corporate power and absolute authority to enter into this Agreement and to sell, assign and transfer the Optioned Assets to the Optionee in the manner contemplated herein and to perform all of the Optionor's obligations under this Agreement. The Optionor has taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into, and the execution, delivery and performance of, this Agreement and the sale and transfer of the Optioned Assets by the Optionor to the Optionee. This Agreement is a legal, valid and binding obligation of the Optionor, enforceable against it in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(b) <u>No Other Purchase Agreements</u>. Except as set forth in the descriptions of the Properties in **Exhibits A – C** no person has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, for the purchase or other acquisition from the Optionor of any of the Properties, or any rights or interests therein.

(c) <u>Contractual and Regulatory Approvals</u>. The Optionor is not under any obligation, contractual or otherwise, to request or obtain the consent of any person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any federal, state, municipal or local government or governmental agency, board, commission or authority are required to be obtained by the Optionor in connection with the execution, delivery or performance by the Optionor of this Agreement or the completion of any of the transactions contemplated herein.

(d) <u>Status and Governmental Licences</u>. The Optionor is a corporation duly incorporated and validly subsisting in all respects under the laws of its jurisdiction of incorporation. The Optionor has all necessary corporate power to own the Optioned Assets to the extent that it presently has such ownership and to carry on its business as it is now being conducted.

(e) <u>Compliance with Constating Documents, Agreements and Laws</u>. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Optionor, and the completion of the transactions contemplated hereby, will not constitute or result in a violation, breach or default, or cause the acceleration of any obligations, under:

    (i) any term or provision of the constating documents of the Optionor;

    (ii) the terms of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which the Optionor is a party or by which it is bound; or

    (iii) any term or provision of any licenses, registrations, or qualifications of the Optionor or any order of any court, governmental authority or regulatory body or any applicable law or regulation of any jurisdiction.

(f) <u>Tax Matters</u>.

    (i) For the purposes of this Agreement, the term "**Governmental Charges**" means and includes all taxes, customs duties, rates, levies, assessments, reassessments and other charges, together with all penalties, interest and fines with respect thereto, payable to any federal, state, municipal, local or other government or governmental agency, authority, board, bureau or commission, domestic or foreign, in each case, relating to the Properties.

    (ii) The Optionor has paid all Governmental Charges which are due and payable by it on or before the date hereof. There are no actions, suits, proceedings, investigations, enquiries or claims now pending or made or, to the best of the knowledge of the Optionor, threatened against the Optionor in respect of Governmental Charges.

(g) <u>Litigation</u>. There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Optionor) pending or, to the best of the knowledge of the Optionor, threatened in writing, by or against or affecting the Optionor which relate to the Properties, at law or in equity, or before or by any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which, in any case, could reasonably be expected to have a Material Adverse Effect on the Properties.

(h) <u>Title to Optioned Assets</u>. The Optionor is the recorded and beneficial owner of all of the claims, properties and interests comprising the Properties, as more particularly described at Exhibits A – C, free and clear of any Encumbrances except as listed therein.

(i) <u>Mining Interests.</u> To the best of the Optionor's knowledge, the mineral interests comprising the Properties have been properly tagged, staked and recorded in accordance with the laws of the State of Nevada. All assessment work has been performed, filed and recorded to maintain the mineral interests comprising the Properties in good standing in accordance with the laws of the State of Nevada.

(j) <u>Compliance with Laws</u>. The Optionor is not in violation in any material respect of any federal, state or other law, regulation or order of any government or governmental or regulatory authority, domestic or foreign, including, without limitation, Environmental Laws and any law, regulation or order relating to the Properties. Further, the conditions existing on or with respect to the Properties are not in violation of any laws, including, without limitation, any Environmental Laws, nor causing or permitting any damage (including Environmental Damage) or impairment to the health, safety, or enjoyment of any person at or on the Properties or in the general vicinity of the Properties.

(k) <u>Complete Conveyance</u>. The Optioned Assets include all rights, properties, interests, assets (both tangible and intangible) and agreements necessary to enable the Optionee to carry on the exploration of the Properties in the same manner and to the same extent as it has been carried on by the Optionor prior to the date hereof.

(l) <u>Investment Representations</u>. In connection with the issuance of the Equity Consideration contemplated hereunder: (i) such Equity Consideration to be received by the Optionor will be acquired for the Optionor's own account, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act; (ii) the Optionor is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered; (iii) the Optionor is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iv) the Optionor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Equity Consideration and is able to bear the economic risk of an investment in the Equity Consideration; and (v) is not acquiring the Equity Consideration as a result of any "general solicitation" or "general advertising" (as such terms are defined in Regulation D promulgated under the Securities Act).

3.2 **Representations and Warranties by the Optionee**

The Optionee hereby represents and warrants to the Optionor as follows, and confirms that the Optionor is relying upon the accuracy of each of such representations and warranties in connection with the sale of the Optioned Assets and the completion of the other transactions hereunder:

(a) <u>Corporate Authority and Binding Obligation</u>. The Optionee is a corporation duly incorporated and validly subsisting in all respects under the laws of its jurisdiction of incorporation. The Optionee has good right, full corporate power and absolute authority to enter into this Agreement and to purchase the Optioned Assets from the Optionor in the manner contemplated herein and to perform all of the Optionee's obligations under this Agreement. The Optionee has taken all necessary or desirable actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into of, and the execution, delivery and performance of, this Agreement, the issuance of the Consideration Shares and the purchase of the Optioned Assets by the Optionee from the Optionor. This Agreement is a legal, valid and binding obligation of the Optionee, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally and the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(b) <u>Contractual and Regulatory Approvals</u>. The Optionee is not under any obligation, contractual or otherwise, to request or obtain the consent of any person, and no permits, licences, certifications, authorizations or approvals of, or notifications to, any federal, state, municipal or local government or governmental agency, board, commission or authority are required to be obtained by the Optionee in connection with the execution, delivery or performance by the Optionee of this Agreement or the completion of any of the transactions contemplated herein.

(c)   <u>Compliance with Constating Documents, Agreements and Laws</u>. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Optionee, and the completion of the transactions contemplated hereby, will not constitute or result in a violation or breach of or default under:

    (i)   any term or provision of the constating documents of the Optionee;

    (ii)   the terms of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which the Optionee is a party or by which it is bound, or

    (iii)   any term or provision of any licences, registrations or qualification of the Optionee or any order of any court, governmental authority or regulatory body or any applicable law or regulation of any jurisdiction.

(d)   <u>Authorized and Issued Capital</u>. The Optionee is authorized to issue up to **800,000,000** common shares of which, as of February 5, 2013, **357,519,256**, common shares are issued and outstanding. In addition, as of February 5, 2013, the Optionee has **41,933,333** shares issuable upon the exercise of outstanding options and warrants. Except as aforesaid, at the date hereof, there are no outstanding shares of the Optionee or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of the Optionee or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Optionee of any shares of the Optionee or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of the Optionee. All outstanding common shares in the capital of the Optionee have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all common shares issuable upon exercise of outstanding stock options and common share purchase warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(e)   <u>Absence of Liabilities</u>. Except as disclosed in the Form 10-K and 10-Q for the most recent year and quarter ended, respectively, the Optionee has no liabilities, except those arising in the ordinary course of business and which in no event exceed $200,000 in the aggregate.

(f)   <u>Legal Proceedings</u>. Except as disclosed in the Optionee's Forms 10-K and 10-Q for the most recent year and quarter ended, respectively, the Optionor is not a party to any legal proceedings, and no such proceedings are, to the best of the Optionee's knowledge, contemplated or threatened.

(g)   <u>Compliance with Laws</u>. The Optionee is not in violation in any material respect of any federal, state or other law, regulation or order of any government or governmental or regulatory authority, domestic or foreign, including, without limitation, Environmental Laws and any law, regulation or order, and the Optionee has not received any notice from any federal, state or provincial government or regulatory authority with respect to a violation of any law, regulation or order.

(h)   <u>Current Filings</u>. The Optionee is current in all of its filings under the Exchange Act and it has not been informed by the SEC that any of its filings is under review.

(i)   <u>Trading of Shares</u>. The common shares of the Optionee are quoted on the Over The Counter Bulletin Board under the symbol "**GPXM.OB**" and the Optionee has not received any notice of an intent to remove such quotation.

ARTICLE 4
SURVIVAL AND LIMITATIONS OF REPRESENTATIONS AND WARRANTIES

4.1   Survival of Warranties by the Optionor

The representations and warranties made by the Optionor and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the closing of the purchase of the Optioned Assets provided for herein and, notwithstanding such closing or any investigation made by or on behalf of the Optionee or any other person or any knowledge of the Optionee or any other person, shall continue in full force and effect for the benefit of the Optionee, subject to the following provisions of this section.

       (a)   Except as provided in paragraph (b) of this section, no claim may be made or brought by the Optionee after the date which is thirty-six (36) months following the Transfer Date.

       (b)   Any claim which is based upon or relates to the title to the Properties or which is based upon intentional misrepresentation or fraud by the Optionor may be made or brought by the Optionee at any time.

After the expiration of the period of time referred to in paragraph (a) of this section, the Optionor will be released from all obligations and liabilities in respect of the representations and warranties made by the Optionor and contained in this Agreement or in any document or certificate given in order to carry out the transactions contemplated hereby except with respect to any claims made by the Optionee in writing prior to the expiration of such period and subject to the rights of the Optionee to make any claim permitted by paragraph (b) of this section.

4.2   Survival of Warranties by Optionee

The representations and warranties made by the Optionee and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the closing of the purchase of the Optioned Assets provided for herein and, notwithstanding such closing or any investigation made by or on behalf of the Optionor or any other person or any knowledge of the Optionor or any other person, shall continue in full force and effect for the benefit of the Optionor, subject to the following provisions of this section.

       (a)   Except as provided in paragraph (b) of this section, no claim may be made or brought by the Optionor after the date which is thirty-six (36) months following the Transfer Date.

       (b)   Any claim which is based upon intentional misrepresentation or fraud by the Optionee may be made or brought by the Optionor at any time.

After the expiration of the period of time referred to in paragraph (a) of this section, the Optionee will be released from all obligations and liabilities in respect of the representations and warranties made by the Optionee and contained in this Agreement or in any document or certificate given in order to carry out the transactions contemplated hereby except with respect to any claims made by the Optionor in writing prior to the expiration of such period and subject to the rights of the Optionor to make any claim permitted by paragraph (b) of this section.

4.3   Limitations on Claims

       (a)   Neither the Optionee nor the Optionor shall be entitled to make a claim if the Optionee or the Optionor, as applicable, has been advised in writing or otherwise has actual knowledge prior to the Transfer Date of the inaccuracy, non-performance, non-fulfillment or breach which is the basis for such claim and the Optionee or the Optionor, as applicable, completes the transactions hereunder notwithstanding such inaccuracy, non-performance, non-fulfillment or breach.

(b)   The amount of any damages which may be claimed by the Optionee or the Optionor, as applicable, pursuant to a claim shall be calculated to be the cost or loss to the Optionee or the Optionor, as applicable, after giving effect to:

(i)   any insurance proceeds available to the Optionee or the Optionor, as applicable, in relation to the matter which is the subject of the claim, and

(ii)   the value of any related, determinable tax benefits realized, or to be realized within a two year period following the date of incurring such cost or loss, by the Optionee or the Optionor, as applicable, in relation to the matter which is the subject of the claim.

(c)   Neither the Optionee nor the Optionor shall be entitled to make any claim until the aggregate amount of all damages, losses, liabilities and expenses incurred by the Optionee or the Optionor, as applicable, as a result of all misrepresentations and breaches of warranties contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby, after taking into account paragraph (b) of this section, is equal to $10,000. After the aggregate amount of such damages, losses, liabilities and expenses incurred by the Optionee or the Optionor, as applicable, exceeds $10,000, the Optionee or the Optionor, as applicable, shall only be entitled to make claims to the extent that such aggregate amount, after taking into account the provisions of paragraph (b) of this section, exceeds $10,000.


ARTICLE 5
COVENANTS


5.1   Covenants by the Optionor

The Optionor covenants to the Optionee that it will do or cause to be done the following:

(a)   <u>Investigation of Properties</u>. Prior to the Transfer Date, the Optionor will provide access to and will permit the Optionee, through its representatives, to make such investigation of the Properties as the Optionee deems reasonably necessary or advisable to familiarize itself with such matters.

(b)   <u>Transfer of the Optioned Assets</u>. At or before the Transfer Date, the Optionor will cause all necessary steps and corporate proceedings to be taken in order to permit the transfer of the Optioned Assets.

(c)   <u>Insider Trading Policy</u>. Optionor and each of Optionor's officers, directors, shareholders, key employees and agents with access to potentially material non-public information, agree to abide by Optionee's Insider Trading Policy, a copy of which is attached hereto as **Exhibit E**, and to sign the acknowledgement attached thereto.

5.2   Covenants by the Optionee

The Optionee covenants to the Optionor that it will do or cause to be done the following:

(a)   <u>Further Equity Consideration and NI-43-101 Report</u>. Upon Optionee's receipt of a preliminary National Instrument 43-101 compliant resource report ("NI-43-101 Report") from an independent third party expert with a resource estimate of at least 300,000 ounces of gold in at least an "inferred" category (or such amount of silver in at least an "inferred" category deemed by the independent third party expert to be equivalent to 300,000 ounces of gold based on the then-current gold and silver prices as quoted by the London Metal Exchange and/or the Dubai Exchange or such industry-approved Chinese metals exchange as the parties may mutually agree upon, Optionee shall issue to Optionor such number of shares of Optionee's common stock equal to ten percent (10%) of its then-issued and outstanding common shares, subject to any such regulatory approvals and filings as may be required (the "**Additional Shares**"). The independent third party expert to prepare the NI-43-101 Report on the Properties shall be selected from the most competitive of three bids from reputable firms or as otherwise mutually agreed upon by the parties, with the budget agreed upon in advance. Further, in the event of any proposed sale of the Properties, or any portion thereof, the parties agree to commence a 43-101 Report (with the associated costs to be borne by Optionee), if one has not been completed within the previous twenty-four (24) months, or such earlier timeframe as sufficient data exists (as confirmed by the independent third party expert) to update an existing report. Optionee will ensure that any 43-101 Report related to the Properties will be completed within one hundred twenty (120) days of its commencement, except in the event of circumstances beyond Optionee's control, which Optionee is diligently and in good faith working to remedy. In the event of any such proposed sale, if the resulting 43-101 Report yields a resource estimate of at least 100,000 ounces of gold in at least an "inferred" category, but less than 300,000 ounces of gold (or silver equivalent as set forth above), Optionee shall issue to Optionor such number of shares of Optionee's common stock at pro rata amount to the full ten percent (10%) that would be issued upon achieving 300,000 ounces of gold. For example, if the 43-101 Report included a resource estimate of 150,000 ounces of gold in at least the inferred category, Optionee would issue Optionor such number of its shares of common stock equal to five percent (5%) of its then-issued and outstanding common shares.

(b)   Work Assessment. The Optionee shall perform such work, incur such expenditures and file all necessary assessment reports with the appropriate governmental authorities in order to maintain the Optioned Assets in good standing with such authorities as of and from the date hereof. In particular, Optionee shall pay such annual maintenance fees owed to the Bureau of Land Management as required to maintain the Optioned Assets in good standing ("BLM Fees"), as of a date that is at least thirty (30) days prior to the annual deadline. In the event Optionee is unable or has not paid such BLM Fees within thirty (30) days prior to the deadline, it shall promptly notify Optionor, such that Optionor may pay such BLM Fees no later than ten (10) days prior to the deadline, such BLM Fees to be submitted for reimbursement by Optionee as evidenced by appropriate receipts. The Optionee shall also provide written records of its exploration and development expenditures on the Properties to the Optionor on a quarterly basis.

(c)   Listing of Consideration Shares and Warrants. The Optionee shall make all such filings and take any such actions as may be necessary to maintain its common stock as designated for quotation on the OTC.BB, or such other North American stock exchange or quotation system as mutually agreed upon by the parties.

(d)   Confidentiality. Prior to the Transfer Date and, if the transaction contemplated hereby is not completed, the Optionee will keep confidential all information obtained by it relating to the Properties, except such information which:

(i)   prior to the date hereof was already in the possession of the Optionee, as demonstrated by written records;

(ii)   is generally available to the public, other than as a result of a disclosure by the Optionee, or

(iii)   is made available to the Optionee on a non-confidential basis from a source other than the Optionor or its representatives.

The Optionee further agrees that such information will be disclosed only to those of its employees and representatives of its advisors who need to know such information for the purposes of evaluating and implementing the transaction contemplated hereby.

Notwithstanding the foregoing provisions of this paragraph, the obligation to maintain the confidentiality of such information will not apply to the extent that disclosure of such information is required in connection filings with securities regulatory authorities or filings with governmental or other applicable regulatory bodies relating to the transactions hereunder. If the transactions contemplated hereby are not consummated for any reason, the Optionee will return forthwith, without retaining any copies thereof, all information and documents obtained from the Optionor.

ARTICLE 6
CONDITIONS & CLOSING

6.1   Conditions to the Obligations of the Optionee

Notwithstanding anything herein contained, the obligation of the Optionee to complete the transactions provided for herein will be subject to the fulfillment of the following conditions at or prior to the Transfer Date, and the Optionor covenants to use its best efforts to ensure that such conditions are fulfilled.

(a)   Accuracy of Representations and Warranties and Performance of Covenants. The representations and warranties of the Optionor contained in section 3.1 of this Agreement shall be true and accurate on the date hereof and at the Transfer Date with the same force and effect as though such representations and warranties had been made as of such date (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date, in which case such representations and warranties shall be true and correct of such date). In addition, the Optionor shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it at or prior to the applicable date(s) for such performance.

(b)   Material Adverse Changes.   There will have been no change in the condition in the Properties, howsoever arising, except changes which have occurred in the ordinary course of business and which, individually or in the aggregate would not have a Material Adverse Effect, or changes resulting from the Optionee's negligence in conducting operations at the Properties. Without limiting the generality of the foregoing, no damage to or destruction of any material part of the Properties shall have occurred, whether or not covered by insurance.

(c)   No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the opinion of counsel to the Optionee, is likely to result in an order, decision or ruling:

(i)   to disallow, enjoin, prohibit or impose any limitations or conditions on the purchase and sale of the Optioned Assets contemplated hereby or the right of the Optionee to own the Optioned Assets, or

(ii)   to impose any limitations or conditions which may have a Material Adverse Effect on the Properties.

(d)   Consents. All consents required to be obtained in order to carry out the transactions contemplated hereby in compliance with all laws and agreements binding upon the parties hereto shall have been obtained.

6.2   Waiver or Termination by Optionee

The conditions contained in section 6.1 hereof are inserted for the exclusive benefit of the Optionee and may be waived in whole or in part by the Optionee at any time. The Optionor acknowledges that the waiver by the Optionee of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by the Optionor herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in section 6.1 hereof are not fulfilled or complied with as herein provided, the Optionee may, at or prior to the Transfer Date at its option, rescind this Agreement by notice in writing to the Optionor and in such event the Optionee shall be released from any further obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by the Optionor, then the Optionor shall also be released from any further obligations hereunder.

6.3   Conditions to the Obligations of the Optionor

Notwithstanding anything herein contained, the obligations of the Optionor to complete the transactions provided for herein will be subject to the fulfillment of the following conditions at or prior to the Transfer Date, and the Optionee covenants to use its best efforts to ensure that such conditions are fulfilled.

(a)   Accuracy of Representations and Warranties and Performance of Covenants. The representations and warranties of the Optionee contained in this Agreement or in any documents delivered in order to carry out the transactions contemplated hereby will be true and accurate on the date hereof and at the Transfer Date with the same force and effect as though such representations and warranties had been made as of such date (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date, in which case such representations and warranties shall be true and correct of such date). In addition, the Optionee shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by it at or prior to the applicable date(s) for such performance.

(b)   No Restraining Proceedings. No order, decision or ruling of any court, tribunal or regulatory authority having jurisdiction shall have been made, and no action or proceeding shall be pending or threatened which, in the opinion of counsel to the Optionor, is likely to result in an order, decision or ruling, to disallow, enjoin or prohibit the purchase and sale of the Optioned Assets contemplated hereby.

(c)   Consents. All consents required to be obtained in order to carry out the transactions contemplated hereby in compliance with all laws and agreements binding upon the parties hereto shall have been obtained.

6.4   Waiver or Termination by Optionor

The conditions contained in section 6.3 hereof are inserted for the exclusive benefit of the Optionor and may be waived in whole or in part by the Optionor at any time. The Optionee acknowledges that the waiver by the Optionor of any condition or any part of any condition shall constitute a waiver only of such condition or such part of such condition, as the case may be, and shall not constitute a waiver of any covenant, agreement, representation or warranty made by the Optionee herein that corresponds or is related to such condition or such part of such condition, as the case may be. If any of the conditions contained in section 6.3 hereof are not fulfilled or complied with as herein provided, the Optionor may, at or prior to the Transfer Date at its option, rescind this Agreement by notice in writing to the Optionee and in such event the Optionor shall be released from any further obligations hereunder and, unless the condition or conditions which have not been fulfilled are reasonably capable of being fulfilled or caused to be fulfilled by the Optionee, then the Optionee shall also be released from any further obligations hereunder.


ARTICLE 7
INDEMNIFICATION AND SET-OFF


7.1   Indemnification. Each Party (the "Indemnifying Party") shall defend, indemnify, and hold harmless the other Party (the "Indemnified Party") and its directors, trustees, members, shareholders, partners, officers, employees and agents from and against any and all liability, loss, expense (including reasonable attorneys' fees) or claims for injury or damages arising out of the performance of this Agreement, in whole or in part ("Damages"), but only in proportion to and to the extent the Damages are caused by or result from the negligence or intentional acts or omissions of the Indemnifying Party or its directors, trustees, members, shareholders, partners, officers, employees or agents.

7.2   Right of Set-Off

The Optionee shall have the right to satisfy any amount from time to time owing by it to the Optionor by way of set-off against any amount from time to time owing by the Optionor to the Optionee, including any amount owing to the Optionee pursuant to the Optionor's indemnification pursuant to section 7.1 hereof.

ARTICLE 8
GENERAL PROVISIONS

8.1   **Further Assurances**

Each of the Optionor and the Optionee hereby covenants and agrees that at any time and from time to time after the Transfer Date it will, upon the request of the others, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.

8.2   **Remedies Cumulative**

The rights and remedies of the parties under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by any party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such party may be lawfully entitled for the same default or breach.

8.3   **Notices**

Any notice, designation, communication, request, demand or other document, required or permitted to be given or sent or delivered hereunder to any party hereto shall be in writing and shall be sufficiently given or sent or delivered if it is: (i) delivered personally, in which case notice shall be deemed to have been given, sent, delivered and received on the date of delivery; (ii) sent to the party entitled to receive it by registered mail, postage prepaid, or by courier, to be deemed received on the fourth Business Day following the date of mailing; or (iii) sent by facsimile to be deemed to have been given, sent, delivered and received on the date the sender receives the telecopy answer back confirming receipt by the recipient. Notices shall be sent to the addresses or facsimile numbers set forth on the signature page hereto, or to such other address or facsimile number as the party entitled to or receiving such notice, designation, communication, request, demand or other document shall, by a notice given in accordance with this section, have communicated to the party giving or sending or delivering such notice, designation, communication, request, demand or other document.

8.4   **Counterparts**

This Agreement may be executed (by original or facsimile transmission) in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same instrument.

8.5   **Expenses of Parties**

Except as otherwise provided herein, each of the parties hereto shall bear all expenses incurred by it in connection with this Agreement.

8.6   **Announcements**

No announcement with respect to this Agreement will be made by any party hereto without the prior approval of the other parties. The foregoing will not apply to any announcement by any party required in order to comply with laws pertaining to timely disclosure, provided that such party consults with the other parties before making any such announcement.

8.7   **Successors and Assigns**

The rights of the Optionor hereunder shall not be assignable without the written consent of the Optionee. The rights of the Optionee hereunder shall not be assignable without the written consent of the Optionor. Subject to the foregoing, this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.8   Entire Agreement

This Agreement and the schedules referred to herein constitute the entire agreement between the parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including, without limitation, the Prior Agreements. None of the parties hereto shall be bound or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings not specifically set forth in this Agreement or in the schedules, documents and instruments to be delivered on or before the Transfer Date pursuant to this Agreement. The parties hereto further acknowledge and agree that, in entering into this Agreement and in delivering the schedules, documents and instruments to be delivered on or before the Transfer Date, they have not in any way relied, and will not in any way rely, upon any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth in this Agreement or in such schedules, documents or instruments.

8.9   Waiver

Any party hereto which is entitled to the benefits of this Agreement may, and has the right to, waive any term or condition hereof at any time on or prior to the Transfer Date; provided, however, that such waiver shall be evidenced by written instrument duly executed on behalf of such party.

8.10   Amendments

No modification or amendment to this Agreement may be made unless agreed to by the parties hereto in writing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURES FOLLOW.]

IN WITNESS WHEREOF the parties hereto have duly executed this agreement as of the day and year first written above.

GOLDEN PHOENIX MINERALS, INC.

by: Dennis P. Gauger



Name: Dennis P. Gauger
Title: Chief Financial Officer, Corporate Secretary

Address for Notice:
c/o Golden Phoenix Minerals, Inc.
125 East Main Street, Suite 602
American Fork, Utah 84003
Attention: Dennis P. Gauger, Chief Financial Officer

MHAKARI GOLD (NEVADA) INC.

by: Sheldon Davis

Name:
Title:

Address for Notice:

c/o Mhakari Gold Corp.
141 Davisville Ave.
Suite 506
Toronto, Ontario
Attn: Sheldon Davis, President

With a copy to:

Mhakari Gold Corp.
c/o Albert Green
P.O. Box 1223
Litchfield Park, Arizona 85340

Exhibit A

Coyote Property – Description of Property and Exceptions to Title

Exhibit B

Vanderbilt Property – Description of Property and Exceptions to Title

Exhibit C

Coyote Extension Property – Description of Property and Exceptions to Title

<u>**Exhibit D**</u>
Terms of Net Smelter Return Royalty

The following terms shall govern the payment of the net smelter return royalty payable to a minority interest holder in the Optioned Assets whose ownership interest is reduced to 2% or less, as contemplated by Section 2.5(c) of the Agreement, which NSR shall be in addition to the 3.5% NSR as set forth in each of the Coyote Agreement, Vanderbilt Agreement and Coyote Extension Agreement, respectively:

1.   In this exhibit:

   (a)   "**Metal Price**" means for any Product the lower of the "LME cash" or the "3 months" price as per the Metal Bulletin published by the London Metal Exchange. If trading on the London Metal Exchange is discontinued or interrupted, the Owner shall utilize a comparable commodity quotation, reasonably acceptable to the Payee, for the purposes of calculating the Net Smelter Returns;

   (b)   "**Net Smelter Returns**" means for any period, the gross proceeds received by the Owner for all Product that is irrevocably and unconditionally sold by the Owner and credited to the account of the Owner by a smelter, refiner or other bona fide purchaser during the subject period (without deduction in respect of any other royalty in respect of the Properties) less the following expenses if actually incurred by the Owner:

      (i)   sales, use, gross receipt and severance taxes and all mining taxes, payable by the Owner or other operator of the Properties, that are based directly upon, and actually assessed against, the value or quantity of Product sold or otherwise disposed of from the Properties; but excluding any and all taxes based upon the net or gross income of the Owner or other operator of the Properties, the value of the Properties or the privilege of doing business, and other taxes assessed on similar basis;

      (ii)   charges and costs, if any, for transportation (including but not limited to, direct insurance costs while in transit) of the Product from the Properties to places where such Product are smelted, refined and/or sold or otherwise disposed of; and

      (iii)   charges, costs (including assaying, sampling and sales costs) and all penalties, if any, charged by a smelter or refiner of the Product; but, if smelting and/or refining are carried out in facilities owned or controlled, in whole or in part, by the Owner, then the charges and costs for such smelting or refining of such Product shall be the lesser of: (A) the charges and costs the Owner would have incurred if such smelting or refining was carried out at the facilities that are not owned or controlled by the Owner and that are offering comparable services for comparable products; and (B) the actual charges and costs incurred by the Owner with respect to such smelting and refining;

   (c)   "**Owner**" means the party paying the Royalty;

   (d)   "**Payee**" means the party receiving the Royalty;

   (e)   "**Processor**" means any smelter, refiner or other processor, purchaser or other user of the Product.

   (f)   "**Product**" means all metals and minerals mined or otherwise recovered from the Properties, whether in the form of doré, concentrates, tailings or otherwise, and all beneficiated or derivative products thereof;

   (g)   "**Royalty**" means the amounts payable from time to time to the Payee and calculated as 2% of Net Smelter Returns (subject to an option in favor of the Owner to acquire 1% of such 2% royalty for an aggregate purchase price of $1,500,000), as described in Section 2.5(c) of this Agreement.

2.   Payment of the Royalty by the Owner to the Payee shall be made periodically within fifteen (15) days after receipt by the Owner of any funds pertaining to the Properties from any smelter or refiner. A statement

containing pertinent information in sufficient detail to explain the calculation of the Royalty payment will be provided to the Payee within 30 days following the end of each fiscal quarter (the "applicable period") of the Owner.

3.   With respect to precious metals produced from the Properties, the Payee may, at its option, elect to receive payment of the Royalty in-kind at the time such precious metals are produced at the refinery where the final product is produced. The value of any in-kind payment of the Royalty hereunder shall be based on the Metal Price at the time the Royalty payment is due and payable.

Exhibit E

Insider Trading Policy